"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen[redacted]
Telephone: +47-2
Telefax: +47-2
www.orkla.com

Ref.:
Ellen Ronæss, Shareholder Services, Telephone: +4722544430

Date: 2 November 2005

ORK – Trade subject to notification

On 2 November 2005, in connection with Orkla's option programme, 6,000 options were exercised at a strike price of NOK 127.

After the transaction a total of 1,522,975 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 420,500 synthetic options of the cash bonus programme.

Orkla holds 2,077,674 of its own shares.

dlw 11/16

"Exemption No. 82-3998"

Melding til Oslo Børs

RECEIVED
2005 NOV 15 P 4: 03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ORKLA

Postboks 423 Skøyen, N-0213 Oslo
Tel. +47 22 54 40 00
Fax: + 47 22 54 44 90
E-post: info@orkla.no
www.orkla.com

Ref.:
Nils Selte, Canica AS, Tel.: + 47 2413 3000
Ellen Ronæss, Orkla's Shareholder Services, Tel.: +47 2254 4430

Date: 3 November 2005

ORK – Trade subject to notification - Stein Erik Hagen

Company closely associated with Stein Erik Hagen, member of the Board of Directors of Orkla ASA, yesterday bought 726,000 shares in Orkla ASA at a share price of NOK 235. After the transaction, Stein Erik Hagen and his close associates own 31,585,150 shares in Orkla ASA, equivalent to 15.16 % of the capital.

"Exemption No. 82-3998"

Melding til Oslo Børs

Notice to the Oslo Stock Exchange

ORKLA

Postboks 423 Skøyen, N-0213 Oslo
Tel. +47 22 54 40 00
Fax: + 47 22 54 44 90
E-post: info@orkla.no
www.orkla.com

Ref.:
Nils Selte, Canica AS, Tel.: + 47 2413 3000
Ellen Ronæss, Orkla's Shareholder Services, Tel.: +47 2254 4430

Date: 2 November 2005

ORK – Trade subject to notification - Stein Erik Hagen

Company closely associated with Stein Erik Hagen, member of the Board of Directors of Orkla ASA, yesterday bought 320,000 shares in Orkla ASA at a share price of NOK 232.31.

After the transaction, Stein Erik Hagen and his close associates own 30,859,150 shares in Orkla ASA.

"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen W. Ronæss, Manager, Shareholder Services, Tel.: +47 2254 4430

Date: 1 November 2005

ORK – Trade subject to notification

Under its share option programme Orkla has awarded senior management 17,500 new options, of which 7,500 to Atle Vidar Johansen, new Managing Director Orkla Foods. They will be entitled to buy a corresponding number of Orkla shares at a strike price of NOK 253. These options may not be exercised until after the publication of Orkla's financial results for 2008 (in February 2009) and will expire on 15 December 2011.

Moreover, Orkla ASA is obliged to award further 17,500 options in November next year at a strike price equal to market price on the award date plus 10%. These options may not be exercised until after the publication of Orkla's financial results for 2009 (in February 2010) and will expire on 15 December 2012.

As a result of the above transactions Atle Vidar Johansen now held a total 13,500 options and will be awarded 7,500 options in 2006 if not released, and his total shareholding in Orkla ASA is 400.

After these transactions a total of 1,528,975 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 420,500 syntetic options of the cash bonus programme.

Orkla currently holds 2,083,674 own shares.